

Paul M. · 2nd

President, Fuel Ox LLC / President, Industrial Sustainability Group Inc.

New York City Metropolitan Area · Contact info

500+ connections

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Industrial Sustainability Group

Emory University

Experience

President
Industrial Sustainability Group · Full-time
Feb 2021 – Present · 6 mos

President
Fuel Ox, LLC · Full-time
Aug 2020 – Present · 1 yr
New York City Metropolitan Area

CEO| President|Startup| Leadership| Growth| Consumer| Products

PRESIDENT | CO-FOUNDER | MARKET OPERATIONS MANAGER
STRUTZ, Inc – Medical Device Startup
2008 – Present · 13 yrs
Englewood Cliffs, NJ

Established company based on prior success in building and scaling businesses in complex and competitive market sectors to address unmet need for permanent device for treating podiatric conditions. Managed all aspects of finance, operations, and sales in a highly efficient business model. Built innovative product and secured patents and trademarks. Defined go-to-m ...see more

CHIEF EXECUTIVE OFFICER | CO-FOUNDER | TECHNICAL TEAM LEADER
Dartmetrix- Robotics Startup · Full-time
2015 – May 2020 · 5 yrs
Brooklyn, NY

Started company based on prior success in proprietary product development and commercialization to address the need for training device for building speed and agility in athletes. Manage the development of a multi-patented robotic product. Lead team of 14 executives, engineers, consultants, and athletic training experts to achieve critical devel ...see more

MANAGING MEMBER | CO-FOUNDER | PORTFOLIO MANAGER
Emory Financial Partners – Real Estate Investment Startup
2000 – 2008 · 8 yrs
Jersey City, NJ

Launched firm to capitalize on growth in real estate market values. Leveraged executive skills and finance expertise to lead a team in identifying and purchasing undervalued real estate assets. Analyzed potential investment opportunities, evaluated risk, crafted offers, and negotiated contracts. ...see more

Education

Emory University
BA, Economics
Activities and Societies: Big Brother Type Mentoring Program with inner city children, Intramural Sports

Licenses & certifications

Coaching Certification
Achieve Today

FINRA Series 24
FINRA
Credential ID Inactive

FINRA Series 55
FINRA
Credential ID Inactive

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Volunteer experience

Mentor
Mentoring USA
Sep 2013 – Sep 2015 • 2 yrs 1 mo
Education

Deeply rewarding, helping inner city youth who live in temporary housing shelters by being someone they can count on , to talk to and to guide them. The program gives confidence and hope to these children and the knowledge they need to overcome their circumstances. An overwhelming majority of the children finish high school and learn a trade or go on to college.

Skills & endorsements

Team Leadership

Management

Problem Solving

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Accomplishments

6 **Courses**
Dale Carnegie Leadership Course • Institute for Integrative Nutrition • Landmark Advanced Course: Learning the tools and technology to create a future of your own design without any limits from the past. • Landmark Forum: Learning breakthroughs in achievement, transformative learning, and removal of personal limitations. • Tony Robbins Leadership Academy • Tony Robbins: Business Mastery

2 **Languages**
English • French

2 **Publications**
How To Compete Against A Corporate Giant and Win • Skiing Accident Kicks Entrepreneur into New Career

1 **Patent**
Chasing Training Device

Interests



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